

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2015

Via U.S. Mail
Lawrence Chenard
Chief Executive Officer
Ample-Tee, Inc.
112 North Curry Street
Carson City, Nevada 89703-4934

> **Re: Ample-Tee, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2014**
> **Filed October 22, 2014**
> **Form 10-Q for the Fiscal Quarter Ended November 30, 2014**
> **Filed January 15, 2015**
> **File No. 333-179079**

Dear Mr. Chenard:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2014

Item 8. Financial Statements and Supplementary Data

1. Please revise to include the audit report issued by your independent registered public accounting firm as required by Rules 2-02 and 8-02 of Regulation S-X. Please note that this comment is also applicable to Form 10-K filed December 2, 2013.

Item 15. Exhibits, page 22

2. Please file exhibits 23.1, 31.1, 31.2, 32.1 and 32.2 as such exhibits have been omitted from the filing.

Signatures, page 22

> 3. Please revise to include the second signature block required by Form 10-K, which should include the signature of your sole officer and director on behalf of the registrant and in his capacities of President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director. Please refer to the signature page of Form 10-K and instruction D(2) to Form 10-K.

Form 10-Q for the Quarterly Period Ended November 30, 2014

Item 4. Controls and Procedures, page 11

Changes in Control, page 12

> 4. Please revise to state whether there was any change in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please refer to Item 308(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lawrence Chenard
Ample-Tee, Inc.
February 6, 2015
Page 3

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 if you have questions regarding our comments. You may contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief